TERYL RESOURCES CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2009

(Stated in Canadian Dollars)

Unaudited – Prepared by Management

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

(Unaudited)

August 31

May 31

2009

2009

(Audited)

$

$

ASSETS

Current

Cash

119,271

6,185

Amounts receivable and prepaid expenses

34,370

17,817

153,641

24,002

Advances to Related Parties (Note 10)

101,128

90,529

Investments (Note 5)

1,040

867

Equipment (Note 6)

9,675

10,253

Mineral Property Interests (Note 8)

196,855

196,855

Deferred Exploration Expenditures (Note 8)

3,311,079

3,052,479

3,773,418

3,374,985

LIABILITIES

Current

Accounts payable and accrued liabilities

170,034

286,140

Advances from related parties (Note 10)

108,863

131,380

Liability component of convertible loan (Note 9)

88,593

-

367,490

417,520

SHAREHOLDERS’ EQUITY

Share Capital (Note 11)

Authorized:

100,000,000 common shares, voting, no par value

5,000,000 preferred shares, non-voting, $1 par value

Issued and outstanding:

58,749,620 (May 31, 2009 – 49,587,528) common shares

12,311,053

12,030,233

Equity Component of Convertible Loan (Note 9)

2,770

-

Share Subscriptions Received

-

115,875

Contributed Surplus

712,247

344,878

Accumulated Other Comprehensive Loss

(2,984)

(3,157)

Deficit

(9,617,158)

(9,530,364)

3,405,928

2,957,465

3,773,418

3,374,985

Going Concern (Note 1) and Subsequent Events (Note 15)

Approved on behalf of the Board of Directors:

  “John Robertson”

   Director

  “Jennifer Lorette”

  Director

The accompanying notes are an integral part of these interim consolidated financial statements.

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

(Unaudited)

Three months     Three months

Ended

Ended

August 31

August 31

2009

2008

$

$

General and Administrative Expenses

Amortization of equipment

578

757

Bad debts

828

-

Filing and regulatory fees

1,093

4,039

Foreign exchange (gain) loss

(10,017)

4,314

Management and directors’ fees (Note 12)

24,510

22,358

Office and sundry

4,422

2,603

Office rent and utilities (Note 12)

3,630

3,035

Oil and gas production, royalties and other

179

6,505

Professional fees

4,765

14,670

Publicity, promotion and investor relations

24,212

54,269

Secretarial and employee benefits (Note 12)

12,490

10,439

Telephone

1,835

2,831

Transfer agent fees

1,320

967

Travel, auto and entertainment

7,463

7,145

Operating Loss

(77,308)

(133,932)

Other Income (Expenses)

Miscellaneous income

1,007

7,873

Interest income

10

678

Interest expense

(611)

(187)

Recoverable expenditures

-

26,577

Exploration expenditures written off (Note 8)

(9,892)

(6,722)

(10,493)

28,219

Net Loss for the Period

(86,794)

(105,713)

Unrealized gains on available-for-sale investments

(Note 5)

173

(350)

Comprehensive Loss for the Period

(86,621)

(106,063)

Loss per Share – Basic and Diluted

(0.002)

(0.002)

Weighted Average Number of Common Shares

Outstanding, Basic and Diluted

52,824,436

49,587,528

The accompanying notes are an integral part of these interim consolidated financial statements.

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

(Unaudited)

Three months     Three months

Ended

Ended

August 31

August 31

2009

2008

$

$

Cash flows from operating activities

Net loss for the year

(86,794)

(105,713)

Items not affecting cash

Amortization of equipment

578

757

Exploration expenditures written off (Note 8)

9,892

6,722

Changes in non-cash working capital items

Amounts receivable and prepaid expenses

(16,553)

(13,958)

Accounts payable and accrued liabilities

(116,106)

11,394

(208,983)

(100,798)

Cash flows from investing activities

Deferred exploration expenditures (Note 8)

(268,492)

(6,722)

(268,492)

(6,722)

Cash flows from financing activities

Advances from (to) related parties

(33,116)

(28,615)

Proceeds from convertible loan

91,363

-

Share issuance costs

(38,967)

-

Share capital issued for cash, net

571,281

-

590,561

(28,615)

(Decrease) increase in cash

113,086

(136,135)

Cash, beginning of period

6,185

215,294

Cash, end of period

119,271

79,159

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

(Unaudited)

Share Capital

Equity

Component

Accumulated

Share

of

Other

Subscriptions      Convertible   Contributed    Comprehensive

Amount

Received

Loan

Surplus

Loss

Deficit

Total

Number

$

$

$

$

$

$

$

Balance, May 31, 2006

39,468,188    10,624,107

69,972

-

169,401

-     (7,467,455)

3,396,025

Shares   issued   for   cash

upon:

Exercise of warrants

100,000

20,000

-

-

-

-

-

20,000

      Private placements

1,194,340

179,151

-

-

-

-

-

179,151

Shares issued for mineral

properties

100,000

16,000

-

-

-

-

-

16,000

Stock-based

compensation

-

-

-

-

116,353

-

-

116,353

Foreign exchange

adjustments on

subscriptions received

-

-

28

-

-

-

-

28

Net loss for the year

-

-

-

-

-

-

(465,540)

(465,540)

Balance, May 31, 2007

40,862,528    10,839,258

70,000

-

285,754

-     (7,932,995)

3,262,017

Revaluation of

investments to Market

value at June 1, 2007

-

-

-

-

-

(1,169)

-(1,169)

Unrealized losses on

available-for-sale

investments

-

-

-

-

-

(649)

-  (649)

Subscriptions refunded

-

-

(70,000)

-

-

-

-(70,000)

Shares issued for cash

upon:

Exercise of stock

options

10,000

1,500

-

-

-

-

-

1,500

      Private placements

8,715,000      1,307,250

-

-

-

-

-

1,307,250

Share issuance costs

-

(90,842)

-

-

-

-

-(90,842)

Stock-based

compensation

-

-

-

-

21,311

-

-

21,311

Fair value of brokers’

warrants granted

-

(25,339)

-

-

25,339

-

-

-

Net loss for the year

-

-

-

-

-

-     (1,142,796)

(1,142,796)

Balance, May 31, 2008

49,587,528    12,031,827

-

-

332,404

(1,818)    (9,075,791)

3,286,622

Unrealized losses on

available-for-sale

investments

-

-

-

-

-

(1,339)

-(1,339)

Share subscriptions

received

-

-

115,875

-

-

-

-

115,875

Share issuance costs

-

(1,594)

-

-

-

-

-(1,597)

Stock-based

compensation

-

-

-

-

12,474

-

-

12,474

Net loss for the year

-

-

-

-

-

-

(454,573)

(454,573)

Balance, May 31, 2009

49,587,528    12,030,233

115,875

-

344,878

(3,157)    (9,530,364)

2,957,465

The accompanying notes are an integral part of these consolidated financial statements.

TERYL RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

(Unaudited)

Share Capital

Equity

Component

Accumulated

Share

of

Other

Subscriptions      Convertible   Contributed    Comprehensive

Amount

Received

Loan

Surplus

Loss

Deficit

Total

Number

$

$

$

$

$

$

$

Balance, May 31, 2009

49,587,528    12,030,233

115,875

-

344,878

(3,157)    (9,530,364)

2,957,465

Unrealized gains on

available-for-sale

investments

-

-

-

-

-

173

-

173

Private placements

9,162,092

687,156

(115,875)

-

-

-

-

571,281

Share issuance costs

-

(38,967)

-

-

-

-

-(38,967)

Fair value of warrants

granted

-

(367,369)

-

-

367,369

-

-

-

Equity component of

convertible loan

-

-

-

2,770

-

-

-

2,770

Net loss for the period

-

-

-

-

-

-

(86,794)

(86,794)

Balance, August 31,

2009

58,749,620    12,311,053

-

2,770

712,247

(2,984)    (9,617,158)

3,405,928

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

1.    NATURE OF OPERATIONS AND GOING CONCERN

Teryl  Resources  Corp.  (the  “Company”)  is  a  public  company  incorporated  under  the  British  Columbia  Business

Corporations Act on July 16, 1985.  Its shares are listed on the TSX Venture Exchange (“TSXV”).  The Company

makes  expenditures on acquiring mineral properties and carries out exploration work.   It also acquires oil and gas

property interests and participates in drilling wells.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company continues to incur operating losses, has limited financial  resources,  limited  sources  of  operating  cash  flow,  and  no  assurances  that  sufficient  funding,  including adequate financing, will be available to conduct further exploration and development of its mineral property projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its mineral interests.  The Company has a working capital deficiency of

$213,849 (May 31, 2009 – working capital of $393,518) and has incurred a loss of $86,794 in the three month period

ended  August  31,  2009  (2008  -  $105,713).    These  interim  consolidated  financial  statements  do  not  include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the  carrying  values  of  assets,  liabilities,  reported  income  and  expenses  and  the  balance  sheet  classifications  used.

Such adjustments could be material.

2.    BASIS OF CONSOLIDATION AND PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, Argon

Investment Corporation (inactive) and Teryl, Inc.  Intercompany balances have been eliminated upon consolidation.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements of the Company as at May 31, 2009.

3.    CHANGES IN CANADIAN ACCOUNTING POLICIES

Accounting policies implemented effective June 1, 2008

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  3862,  “Financial  Instruments  –  Disclosures”

(“Section 3862”) and Section 3863, “Financial Instruments – Presentation” (“Section 3863”).  Section 3862 requires disclosure of detail by financial asset and liability categories.  Section 3863 establishes standards for presentation of

financial  instruments  and  non-financial  derivatives.    Section  3863  deals  with  the  classification  of  financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest,

dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  See

Note 4 for additional details.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  1535,  “Capital  Disclosures”.    This  section

establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital.  See Note 14 for additional details.

On June 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance

on  the  measurement  and  disclosure  requirements  for  inventories.   Specifically,  the  new  pronouncement  requires

inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.  The new section had no material change to the Company’s financial position or results of operation.

Accounting policies to be implemented effective June 1, 2009

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces CICA

HB  Section  3062,  “Goodwill  and  Intangible  Assets”,  and  CICA  HB  Section  3450,  “Research  and  Development

Costs”;  and  amendments  to  Accounting  Guideline  (“AcG”)  11,  “Enterprises  in  the  Development  Stage”,  EIC-27,

“Revenues and Expenditures during the Pre-operating Period”, and CICA HB Section 1000, “Financial Statement

Concepts.”  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”)

in  the  accounting  for  intangible  assets  and  results  in  closer  alignment  with  U.S.  GAAP.   Under  current  Canadian

standards, more items are recognized as assets than under IFRS or U.S. GAAP.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such  that  the  current  practice  of  recognizing  assets  that  do  not  meet  the  definition  and  recognition  criteria  are

eliminated.   The  standard  will  also  provide  guidance  for  the  recognition  of  internally  developed  intangible  assets

(including  research  and  development  activities),  ensuring  consistent  treatment  of  all  intangible  assets,  whether separately acquired or internally developed.

The new section will be applicable to the Company’s financial statements for its fiscal year beginning June 1, 2009.

The  Company  is  currently  evaluating  the  impact  of  the  adoption  of  this  new  section  on  its  consolidated  financial statements.

Accounting policies not yet adopted

In  October  2008,  the  CICA  issued  Handbook  Section  1582,  “Business  Combinations”,  which  establishes  new standards  of  accounting  for  business  combinations.  This  is  effective  for  business  combinations  for  which  the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

The Company is considering early adoption to coincide with the adoption of IFRS. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

In October 2008, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, and Section 1602,

“Non-controlling  Interests”,  to  provide  guidance  on  the  preparation  of  consolidated  financial  statements  and accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning  on  or  after  January  2011.  This  adoption  is  not  expected  to  have  an  impact  on  the  Company’s  financial position, earnings or cash flows.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

In  January  2009,  the  CICA  approved  EIC-173,  “Credit  Risk  and  the  Fair  Value  of  Financial  Assets  and  Financial

Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken  into  account  in  determining  the  fair  value  of  financial  assets  and  financial  liabilities  including  derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare  financial  statements  in  accordance  with  IFRS  for  interim  and  annual  financial  statements  for  fiscal  years beginning on or after January 1, 2011.  The Company is assessing the impact of the conversion from GAAP to IFRS on the financial statements and will develop a conversion implementation plan.

4.    FINANCIAL INSTRUMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, receivables, investments, advances to and from related parties,

and accounts payable and accrued liabilities.

Cash  is  designated  as  “held-for-trading”  and  measured  at  fair  value.   Receivables  are  designated  as  “loans  and

receivables”.   Investments  are  designated  as  “available-for-sale”.   Accounts  payable  and  accrued  liabilities  are

designated as “other financial liabilities”.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity.  Investments are recorded at fair value based on quoted market prices at the balance sheet date.

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars.  Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The  operating  results  and  the  financial  position of the Company  are reported in Canadian dollars.   Fluctuations in

exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

Accounts

payable and

accrued

US Dollars

Cash

liabilities

August 31, 2009

$

141    $

2,536

May 31, 2009

$

1,210    $

106,319

At August 31, 2009, with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-

tax loss by +/- $292.

Interest rate risk

The Company is not exposed to significant interest rate risk.

Market risk

The Company is exposed to market risk arising from its investments in and holdings of marketable equity securities.

Marketable securities are classified as available-for-sale.  The Company intends to liquidate the marketable securities

when  market  conditions  are  conducive  to  a  sale  of  these  securities.   At  August  31,  2009,  with  other  variables

unchanged, a +/- 10% change in equity prices would increase/decrease pre-tax loss by +/- $8.

Credit risk

The Company is exposed to credit risk in the amount of its receivables.

Liquidity risk

The Company has no recent history of profitable operations and its present business is at an early stage.  As such, the

Company  is subject to many  risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources, and the lack of revenues.  The Company has no investments in asset backed commercial paper.

In  order  to  finance  the  Company’s  exploration  programs  and  to  cover  administrative  and  overhead  expenses,  the

Company  raises  money  through  equity  sales,  from  the  exercise  of  convertible  securities,  and  from  the  sale  of investments.  There can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable.  Many factors influence the Company’s ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company’s track record,

and the experience and calibre of its management.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

5.    INVESTMENTS

At August 31, 2009 the Company owned 15,880 (May 31, 2009 – 15,880) common shares of Linux Gold Corp., a company with directors in common.

The  Company  classifies  its  investments  as  available-for-sale,  with  revaluation  gains  and  losses  recognized  in accumulated other comprehensive income (loss) and other-than-temporary losses recognized in net income (loss).  As of August 31, 2009, investments were measured at a fair value of $1,040 (May 31, 2009 - $867) and resulted in an unrealized gain of $173 during the three month period ended May 31, 2009 (2008 – unrealized loss of $350).

6.    EQUIPMENT

August 31

May 31

2009

2009

$

$

Furniture and fixtures – at cost

27,010

27,010

Less: Accumulated amortization

(19,750)

(19,367)

7,260

7,643

Automotive equipment – at cost

15,531

15,531

Less: Accumulated amortization

(13,116)

(12,921)

2,415

2,610

9,675

10,253

7.    OIL AND GAS WELL INTERESTS

The  Company  owns  a  6.5%  working  interest  (4.680%  net  revenue  interest)  in  the  Peters  No.  1  Well,  in  Fayette

County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and

Herrmann  #4  wells,  located  in  Burleson  County,  Texas.   The  carrying  cost  of  these  wells  has  been  completely depleted.

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40%

interests  (subject  to  40%  net  revenue  interests  to  others)  on  May  18,  2006,  in  the  Ken  Lee  #1  natural  gas  well  for

$103,045 ($92,500 US), on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US) and on

July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US).  All three wells are located in

Knox and Laurel Counties, Kentucky.  The three wells commenced production late in 2006.  During the May 31, 2008 year end, the Company  wrote off the carrying costs of the wells to $Nil, since the wells have no proven economic reserves.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

8.    MINERAL PROPERTY INTERESTS

Balance

Balance

May 31

Write-

August 31

2009

Additions

Offs

2009

$

$

$

$

Property acquisition costs

Silverknife

1

-

-

1

Fish Creek

49,538

-

-

49,538

West Ridge

116,189

-

-

116,189

Gil Venture

31,127

-

-

31,127

196,855

-

-

196,855

Balance

Balance

May 31

Write-

May 31

2008

Additions

Offs

2009

$

$

$

$

Property acquisition costs

Silverknife

1

-

-

1

Fish Creek

49,538

-

-

49,538

West Ridge

116,189

-

-

116,189

Gil Venture

31,127

-

-

31,127

196,855

-

-

196,855

Silverknife, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources

Inc.  (“Rapitan”),  and  Chevron  Minerals  Ltd.  (“Chevron”),  the  Company  acquired  a  30%  working  interest  in  the

Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a

10%  Net Profit Royalty  to Rapitan and a 1% Net Smelter Returns to SMR.   The Company  has written down their

acquisition costs to $1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. (“Linux”) entered into an agreement on March 5, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending  $500,000  US  within  three  years  and  issuing  200,000  common  shares  (issued  on  December  16,  2002 at

$0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2010. Linux will have a

5%  Net  Royalty  Interest  until  the  Company  pays $2,000,000 US and or back-in for 25% working interest prior to production.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

Gold Hill, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the “Vendors”) entered into an agreement whereby the  Company  purchased  a  100%  interest  in  the  Gold  Hill  Patented  Claim  Group  (7  claims)  located  in  the  Warren

Mining District, Cochise County, Arizona, USA,  that are subject to a 10% Net Profit Royalty to the Vendors, for the following considerations:

     $5,655  ($5,000  US)  for  a 90 day  option and $11,268 ($10,000 US) to complete a due diligence within 90 days (paid),

     $38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US to be made each quarter

(all required quarterly payments have been made),

     complete a $50,000 US first phase exploration program conducted by the Vendors,

     $250,000 US per year upon commencement of production.

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US).  The Company elected to terminate its agreement with the Vendors on May 31, 2008 as to the original 7 patent claims and to abandon the other

28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008.

 Additional exploration expenditures of $13,570 were written off during the year.

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge mineral properties (approxi-

mately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.  The Company has been conducting an exploration program over the past few years.

Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area

of  Fairbanks  District  of  Alaska.   On  May  31,  1991,  the  Company,  NERCO  Exploration  Company  and  Fort  Knox

Venture entered into an agreement, which granted the Company a 20% participating interest in the claims.  Under the agreement,  Fort  Knox  Venture  paid  the  Company  cash  and  funded  approved  programs,  earning  them  an  80%

participating interest in the property, with the Company retaining a 20% participating interest. Fort Knox Venture,

through its operator Fairbanks Gold Mining, Inc., was doing exploration work on this property.  No expenditures were made in 2007.  An exploration program was completed in late 2008, and the 2009 exploration program commenced in

March 2009.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

Deferred Exploration Expenditures

August 31

May 31

2009

2009

$

$

Fish Creek Claims

Mining claims

8,050

-

8,050

-

Gil Venture Claims

Drilling

258,600

120,241

258,600

120,241

Gold Hill Claims

Travel, maps and rent

1,842

15,857

1,842

15,857

Exploration expenditures for the year

268,492

136,098

Exploration expenditures invoiced or written off

Written off – terminated, abandoned or inactive claims

(9,892)

(15,857)

258,600

120,241

Exploration expenditures – beginning of period

3,052,479

2,932,238

Exploration expenditures – end of period

3,311,079

3,052,479

9.    CONVERTIBLE LOAN PAYABLE

On July 15, 2009, the Company entered into two promissory note agreements with a related party for $60,000 and

US$27,000 to be paid on or before June 30, 2010.  The two promissory notes have an interest rate of 8% per annum to be paid monthly commencing on August 15, 2009.  The principal amounts are convertible into shares of the Company at $0.20 per share upon regulatory approval.  As at August 31, 2009, the equity component of the convertible loan was valued at $2,770 (2008 - $nil).

As of August 31, 2009, $596 (2008 - $nil) of interest has been paid to the lender.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

10.   ADVANCES TO/ FROM RELATED PARTIES

Amounts  due  to/  from  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed  terms  of  repayment.

Unless  otherwise  indicated,  the  following  table  represents  companies  controlled  by  the  President  and  CEO  of  the

Company or companies where he is the President and CEO.

Advances to related parties:

August 31

May 31

2009

2009

$

$

International Diamond Syndicate Ltd.

1

1

IAS Energy, Inc.

29,821

29,821

Linux Gold, Inc.

51,648

46,649

Reg Technologies Inc.

14,058

14,058

SMR Investments Ltd.

5,600

-

101,128

90,529

Advances from related parties:

August 31

May 31

2009

2009

$

$

Information-Highway.com, Inc.

24,145

28,146

JGR Petroleum, Inc.

25,090

24,456

John Robertson

17,303

19,308

KLR Petroleum

5,990

23,534

Rainbow Networks Inc.

23,930

23,531

REGI US, Inc.

12,405

12,405

108,863

131,380

11.    SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value

5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred

Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.  No Preferred Shares have been issued to the date of these financial statements.

On August 30, 2007, the Company issued 2,715,000 units of capital stock pursuant to a Private Placement with 36 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable for

$0.20 per share in the first year and $0.25 per share in the second year.

On February 14, 2008, an employee exercised stock options for 10,000 shares at a price of $0.15 per share.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

On February 22, 2008, the Company issued 6,000,000 units of capital stock pursuant to a Private Placement with 77 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within

one  year  for  $0.20  per  share.   238,400  broker’s  share  purchase  warrants  were  issued  as  commissions  valued  at

$25,339, which has been recorded in contributed surplus  on the balance sheet. The broker’s warrants were valued using  the  Black-Scholes  option  pricing  model  with  the  following  assumptions:  risk-free  interest  rate  of  1.84%,

dividend yield of nil, volatility of 99.05%, and expected life of 1 year.

On  June  8,  2009,  the  Company  issued  2,120,000  units  of  capital  stock  pursuant  to  a  Private  Placement  with  eight placees at a price of $0.075 per unit.  Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $0.10 per share.  Finders’ fees in connection with this non-brokered private placement were $3,675. As at May 31, 2009, the Company received had $115,875 in share subscriptions.

On August 18, 2009, the Company issued 7,042,092 units of capital stock pursuant to a Private Placement with 41

placees  at  a  price  of  $0.075  per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant exercisable within one year for $0.10 per share and within two years for $0.15 per share.  Finders’ fees in connection with this non-brokered private placement were $34,478.

There was an additional $814 paid for filing fees in relation to the two financings completed during the quarter.

Stock Options

The  Company  has  a  stock  option  plan  to  issue  up  to  10%  of  the  issued  common  shares  to  certain  directors  and employees.  All options granted under the plan vest immediately upon grant, but are subject to the following exercise conditions:

i)     Up  to  25%  of  the  options  may  be  exercised  at  any  time  during  the  term  of  the  option;  such  initial  exercise  is referred to as the “First Exercise”;

ii)   The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise;

such second exercise is referred to as the “Second Exercise”;

iii)  The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise;

such third exercise is referred to as the “Third Exercise”; and

iv)   The fourth and final 25% of the options may  be exercised at any  time after 90 days from the date of the Third

Exercise.

On November 7, 2007, an employee was granted stock options to purchase up to 25,000 common shares at a price of

$0.22 per share for five years.

On January 25, 2008, the Company entered into an investor relations agreement with KCrew Communications Inc.

(“KCrew”)  for  three  months  at  $8,500  per  month.  The  Company  granted  KCrew  stock  options  to  purchase  up  to

300,000 common shares at a price of $0.15, which expired May 25, 2008.

On March 4, 2008, a consultant’s stock options for 75,000 common shares at a price of $0.40 expired unexercised,

and  were  replaced  on  March  10,  2008  with  stock  options  for  75,000  common  shares  at  a  price  of  $0.21,  expiring

March 10, 2013.

On April 22, 2009, a director was granted stock options to purchase up to 50,000 common shares at a price of $0.10 per share for five years.

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

The following is a summary of the Company’s stock option activities during the three month period ended August 31,

2009:

Weighted

Average

Number of

Exercise

Options

Price

$

Balance – May 31 and August 31, 2009

1,825,000

0.15

The following share purchase options were outstanding at August 31, 2009:

Remaining

Number of

Exercise

Number    Contractual

Options

Expiry Date

Price

of Options     Life (years)

Exercisable

$

November 2, 2011

0.18

25,000

2.17

6,250

April 24, 2012

0.15

1,650,000

2.65

412,500

November 7, 2012

0.22

25,000

3.19

6,250

March 10, 2013

0.21

75,000

3.53

18,750

April 23, 2014

0.10

50,000

4.65

12,500

1,825,000

456,250

Warrants

The  following  is  a  summary  of  the  Company’s  warrant  activities during the three month period ended August 31,

2009:

Weighted

Average

Number of

Exercise

Warrants

Price

$

Balance – May 31, 2009

2,715,000

0.25

Granted

8,102,092

0.10

Expired

(678,750)

0.25

Balance – August 31, 2009

8,102,092

0.10

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

The following share purchase warrants were outstanding at August 31, 2009:

Remaining

Exercise

Number

Contractual

Expiry Date

Price      of Warrants

Life (years)

$

June 8, 2010

0.10

1,060,000

0.77

August 18, 2011

0.10/0.15

7,042,092

1.96

8,102,092

1.80

12.  RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged management fees by SMR of $7,500 during the three month period ended August 31, 2009 (2008 - $7,500).

As of August 31, 2009, $nil (May 31, 2009 - $77,883) was payable to SMR by the Company, and the amount was included in accounts payable and accrued liabilities.

During  the  three  month  period  ended  August  31,  2009,  directors  fees  of  $4,500  (2008  -  $4,500)  were  paid  to  the

President of the Company.  Administration consulting fees of $5,100 (2008 - $6,600) were paid to a director of the

Company.  Secretarial and consulting fees of $2,850 (2008 - $2,850) were paid to a director of the Company.

During the three month period ended August 31, 2009, fees of $2,512 (2008 - $3,758) were paid to KLR Petroleum

Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Office rent of $3,630 (2008 - $3,035) was paid to Linux Gold, Inc. for the three month period ended August 31, 2009.

13.  SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests.  Details on a geographic basis are as follows:

United

Canada

States

Total

August 31, 2009

$

$

$

Total assets

265,475

3,507,943

3,773,418

Acquisition and exploration costs

1

3,507,933

3,507,934

Net loss

86,606

188

86,794

Canada

United

Total

May 31, 2009

$

States

$

TERYL RESOURCES CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2009

(Stated in Canadian Dollars)

(Unaudited)

$

Total assets

124,638

3,250,347

3,374,985

Acquisition and exploration costs

1

3,249,333

3,249,334

Net loss

447,653

6,920

454,573

14.  CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity.  The Company manages the capital structure  and  makes  adjustments  in  light  of  changes  in  economic  conditions  and  the  risk  characteristics  of  the

Company’s assets.

The  Company’s  objectives  of  capital  management  are  intended  to  safeguard  the  entity’s  ability  to  continue  the

Company’s development and exploration of its mineral properties and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its development and exploration objectives.

15.  SUBSEQUENT EVENTS

On September 10, 2009, the Company entered into a public relations agreement with Maximus Stategic Consulting

Inc. for a term of three months.  The Company has paid $26,250 upon commencement of the contract.

On September 21, 2009, the Company entered into a public relations agreement with KCrew Communications Inc. for a term of three months for service fees of $7,500 per month.